UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the start-up of FPSO Anna Nery

—

Rio de Janeiro, May 08, 2023 - Petróleo Brasileiro S.A. - Petrobras informs that the FPSO Anna Nery started production on May 07, 2023, in Campos Basin, within the project of revitalization of the Marlim and Voador fields, which will produce the post-salt reservoirs and Brava, located in the pre-salt of the two fields. The unit is capable of producing daily up to 70,000 barrels of oil and processing 4 million m³ of gas.

"This is the largest project in the world in the recovery of mature assets in the offshore industry. Through it, we will increase production, maintain jobs, and open an important learning and knowledge front for other similar projects throughout Brazil," said Jean Paul Prates, CEO of Petrobras.

The Anna Nery unit, of the FPSO (floating , production, storage and offloading unit) type, together with the Anita Garibaldi, also an FPSO, make up the first major revitalization project for mature fields in the Campos Basin.

The deployment of these two new production systems, appropriate to the mature field exploration format, provides operational continuity to the Marlim and Voador fields, increasing production to an average of 150,000 barrels of oil equivalent per day (boed), maintaining jobs and support services, and opening an important learning and knowledge front for other revitalization projects.

The FPSO Anna Nery is anchored in a water depth of 927 meters and interconnected to 32 wells, with peak production scheduled for 2025. The Marlim and Voador revitalization project will contribute to the recovery of the Campos Basin production, currently at about 560,000 boed. The projection for the basin's production is 900,000 boed in 2027.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer